THE SOURLIS LAW F IRM

Virginia K. Sourlis, Esq.* Philip Magri, Esq.+ * Licensed in NJ + Licensed in NY	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

February 13, 2007

VIA EDGAR

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd. Amendment No. 2 to Registration Statement on Form 10-12(g) Commission File No. 0-51819 Filed on June 16, 2006

Dear Mr. Friar:

In connection with my telephone conversation yesterday with Ms. Rebecca Moore of the Staff during which Ms. Moore noted that there was no correspondence furnished to the Staff on behalf of our client, Ultitek, Ltd., a Nevada corporation (the “Company”), at the time of the above-captioned filing, please be advised that such amendment was filed with the Commission pursuant to my telephone conversation with Ms. Moore on Monday, April 3, 2006. Ms. Moore had advised the Company that the Staff could not commence its review of Amendment No. 1 to the Company’s Registration Statement on Form 10-SB until the filing contained audited financial statements. Per Ms. Moore’s advisement, the Company prepared and filed Amendment No. 2 to commence the Staff’s review.

Please do not hesitate to contact me if you have any questions regarding this matter. Thank you for your assistance with this matter.

Very truly yours, /s/ Virginia K. Sourlis Virginia K. Sourlis, Esq

cc:	Roman Price - Ultitek, Ltd. Robert Boyle—Meyler & Company, LLC